Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

(A) Overseas Regulatory Announcement
(B) Clarification Announcement

The Company hereby announces that on 25th October, 2006 certain written resolutions were passed by the board of directors of the Company.

The Company also make this announcement in response to a recent newspaper article regarding proposed restructuring involving the Company and Shanghai Airlines.

(A) Overseas Regulatory Announcement

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The board of directors of the Company (the “Board”) hereby announces that pursuant to the articles of association and the relevant rules and regulations of the Company, the Board on 25th October, 2006 considered and approved, by way of written resolutions, that each of Mr. Wu Jiuhong [Chinese characters] (“Mr. Wu”) and Mr. Tong Guozhao [Chinese characters] (“Mr. Tong”) to be removed as Vice President of the Company due to investigation by the regulatory authorities of the Communist Party of China in connection with allegations of their personal unlawful acts.

In addition, the Board also authorised other personnel designated by the President to be temporary responsible for the job duties of Mr. Wu and Mr. Tong. The aforementioned investigation only involves Mr. Wu and Mr. Tong individually and does not affect the business and operations of the Company. Further announcement will be made if required or otherwise considered appropriate, if and when any latest development regarding the above investigation becomes available to the Company. At present, the Company is still in its normal course of operation.

(B) Clarification Announcement

The Company also make this announcement in response to a recent newspaper article regarding proposed restructuring involving the Company and Shanghai Airlines Company Limited (“Shanghai Airlines”). The Company confirmed that, as at the date of this announcement, the Board has not considered nor discussed any matter regarding restructuring involving the Company and Shanghai Airlines.

By order of the Board of
CHINA EASTERN AIRLINES
CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the PRC
25th October, 2006